Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, GA 30309-3053
January 18, 2008
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Attention: Carmen Moncada-Terry
100 F Street, N.E.
Washington, D.C. 20549
Re: Flowers Foods, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed February 28, 2007
File No. 1-16247
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2007
File No. 001-16247
Dear Ms. Moncada-Terry:
     On behalf of Flowers Foods, Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 30, 2007 (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K and the definitive proxy statement on Schedule 14A. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.
Form 10-K for the fiscal year ended December 31, 2006
Customers, page 6
1.	We note that Wal-Mart/Sam’s Club is your largest customer, representing 18% of your sales for 2006. Though we note your statement that your large customers “do not typically enter into long-term contracts,” please tell us the nature of your arrangements with Wal-Mart/Sam’s Club and provide us with an analysis as to whether you are required to file as exhibits any contracts with Wal-Mart/Sam’s Club. If any contract was filed as an exhibit to a prior filing, please revise the Form 10-K’s exhibit list to identify the contract as an exhibit and indicate that the exhibit is incorporated by reference from the prior filing.
     RESPONSE: Wal-Mart/Sam’s Club is not contractually obligated to purchase the Company’s products and the Company does not sell products to Wal-Mart/Sam’s Club pursuant to purchase contracts. However, from time to time, the Company enters into ancillary contracts with Wal-Mart/Sam’s Club. The Company has reviewed these ancillary contracts and determined, in accordance with Item 601(b)(10)(i) of Regulation S-K, that none of these agreements are required to be filed as an exhibit to the Company’s Form 10-K because the contracts are made in the ordinary course of its business and are not material to the Company.
     Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 18
2.	We note that you reference a scan-based trading technology on page 20. You note that for the fiscal year 2006, you recorded $477.3 million in sales through that technology. Please tell us the type of rights you hold in the technology and if the rights derived from a contractual arrangement, please file the contract as an exhibit.
     RESPONSE: The consumer packaged goods industry has used scan-based trading technology over several years to share information between supplier and retailer. This technology is not unique to the Company. The specific technology the Company uses to communicate with its customers is internally developed, therefore, the Company does not hold rights granted by a third party through a contractual arrangement.
Fifty-Two Weeks Ended December 30, 2006 Compared to Fifty-Two Weeks Ended December 31, 2005, page 24
Cash Flows Provided by Operating Activities, page 31
3.	Please identify the material components of the “certain non-cash items,” which resulted in an adjustment of $61.0 million to net income, contributing to an increase in the cash flows provided by operating activities.
     RESPONSE: The material components of “certain non-cash items,” which resulted in an adjustment to net income of $61.0 million when arriving at cash flows provided by operating activities consists of the following items disclosed in the Form 10-K in the Company’s Consolidated Statements of Cash Flows (amounts in thousands):

Depreciation and amortization	$64,250
Stock-based compensation	8,595
Minority interest in variable interest entity	3,255
Provision for inventory obsolescence	910
Allowances for accounts receivable	717
Deferred income taxes	(11,644)
Non-cash income related to discontinued operations	(5,509)

Total	$60,574

     In future filings, the Company will list the specific material non-cash items which result in an adjustment to net income when discussing cash flows provided by operating activities.
Schedule 14A filed April 17, 2007
4.	Please note that with respect to the following comments, we are only requiring that you confirm your compliance in future filings and also explain to us how you intend to comply.
     RESPONSE: We will include additional discussion in the Compensation Discussion and Analysis section of future proxy statements consistent with the additional information that we have provided below in response to your comments.
Executive Compensation Generally, page 15
Role of Executive Officers in Compensation Decisions, page 16
5.	You reference “outside consultants,” other than Towers Perrin, that are not identified anywhere in the disclosure. Consistent with the requirements of Item 407(e)(3)(iii) of Regulation S-K, identify such “outside consultants” and discuss the nature and scope of their assignments and the material elements of the instructions or directions given to each of the consultants with respect to the performance of their duties.
     RESPONSE: The Compensation Committee (the “Committee”) has retained Towers Perrin as its sole independent compensation consultant and no other outside consultants are utilized by the Committee with respect to compensatory advisory services. Towers Perrin provides no other services to the Company other than executive and directors compensation advisory services and retirement consulting and actuarial valuation services. At the Committee’s request, Towers Perrin evaluates the competitiveness of the base salaries, annual bonuses and long-term incentives awarded to the Company’s named executive officers and provides competitive market data on new compensation arrangements and provides an opinion on the reasonableness of such arrangements. Towers Perrin attends Committee meetings at the Committee’s request and is available to provide guidance to the Committee on compensation questions and issues as they arise.
     In future filings, the Company will replace the reference to “outside consultants” with Towers Perrin.
Cash Compensation, page 17
6.	Please explain what the terms “functional progression” and “internal value” mean or represent. Also disclose the weight assigned to internal value in establishing salary grades.
     RESPONSE: The term “functional progression” is one of several, as identified in the Compensation Discussion and Analysis section that specify the job position characteristics the Company considers when establishing base salaries. The term is used by the Company to connote that base salary for the named executive officers is established mindful of the need for the executive to have had a series of work experiences, duties and accountabilities relevant to the current position held by the executive at the time covered by the proxy statement.
     The term “internal value” is used by the Company to indicate that named executive officers base salaries are related to a salary grade structure, which, in turn, is developed on a rational basis that examines both (i) external competitive market base salaries, as determined through benchmarking analysis and (ii) the internal relationships (i.e., value and progression) of these positions. From the internal perspective, the establishment of salary grades are developed on a basis that positions are at least one salary grade below that of the supervising position, which is the only weight assigned to internal value in establishing the salary grades.
7.	We note that the base salary of the named executive officers is determined according to salary grades that are established based on internal value assigned to the executives and “external comparisons to relevant positions in published compensation surveys provided by independent compensation consultants.” This suggests that the determination of the named executive officers’ base salary incorporates an element of benchmarking. Consistent with Item 402(b)(xiv), please identify the companies comprising the benchmark against which the salary of the named executive officers is compared.
     RESPONSE: Companies used for benchmarking comparisons are based on published survey data available to Towers Perrin, the Company’s independent compensation consultants. For 2006, the food and general industry peer groups used for benchmarking purposes were from the Towers Perrin Executive Compensation Database, Watson Wyatt Top Management Compensation Report and the Mercer Executive Compensation Survey.
     Food industry data cuts were used from the following surveys and were comprised of the following companies:
Towers Perrin Execution Compensation Database — Food & Beverage Companies

Allied Domecq	Darden Restaurants	Mars
Altria Group	Diageo North America	McDonald’s
Bob Evans Farms	General Mills	Mission Foods
Bush Brothers	Gorton’s	Molson Coors Brewing
Cadbury-Schweppes	Hershey Foods	Nestle USA
North America	Jack in the Box	PepsiAmericas
Chiquita Brands	Kellogg	PepsiCo
Coca-Cola	Kraft Foods	Ralcorp Holdings
ConAgra Foods	Leprino Foods	Rich Products
Sara Lee	Sensient Technologies	Wendy’s International
Schwan’s	Sodexho	Wm. Wrigley Jr.

Watson Wyatt Top Management Compensation Report — Food & Kindred Products

Altria Group, Inc	FONA International	PepsiAmericas
American Dehydrated Foods, Inc	Fortune Brands General Mills Inc	PepsiCo Inc Pilgrim’s Pride Corp
Anheuser-Busch Cos, Inc	Gold Kist Inc	Ralcorp Holdings Inc
Archer Daniels Midland Co	Grande Cheese Co	Rich Products Corp
Brach’s Confections Inc	Heinz H J Co	RJ Reynolds Tobacco
Brown Forman Corp	Hershey Foods Corp	Sara Lee Corp
Campbell Soup Inc	Hormel Foods Corp	Schreiber Foods Inc
Chiquita Brands Intl	International Multifoods	Schwan Food Co
Coca-Cola Bottling Consol	Interstate Bakeries Corp	Seaboard Corp
Coca-Cola Co	J R Simplot Company	Smithfield Foods Inc
Coca-Cola Enterprises Inc	Kellogg Co	The J M Smucker Co
ConAgra Inc	Leprino Foods	Tyson Foods Inc
Constellation Brands	McCormick & Co Inc	UST Inc
Corn Products Intl	Mission Foods	Wells Dairy
Dean Foods Co	Molson Coors Brewing Co	Wm. Wrigley Jr. Co
Del Monte Foods Co	Nature’s Sunshine Prod
Dimon Inc	Pepsi Bottling Group
     General industry data cuts were used from the following surveys to capture the broadest possible market perspective:

-	Towers Perrin Executive Compensation Database:	834 companies
-	Watson Wyatt Top Management Compensation Report:	2,424 companies
-	Mercer Executive Compensation Survey:	2,388 companies
8.	You state that you use an average of food industry and general industry survey data when making market comparisons, and the data is adjusted to reflect pay for companies with annual revenues comparable to Flowers Foods. You also state that you set salary and target bonus percentages that “approximate the 50th percentile of the Relevant Market Sector.” Please clarify whether the “Relevant Market Sector” is the general survey data, or includes the adjustment for companies with annual revenues comparable to Flowers Foods.
     RESPONSE: When making market comparisons, regressed or size adjusted market data for the food industry and general industry market perspectives are examined. The market data obtained from the companies in Comment 7 are regressed to reflect the respective proxy-named executive’s revenue scope of responsibility. We define the “Relevant Market Sector” as the simple average of the regressed food industry and general industry market rates and we target compensation for the named executive officers at the 50th percentile of these market rates.

Bonus Plan, page 17
9.	Please disclose the actual performance goal (“EBITDA Goal”) established for 2006 and disclose whether the goal was met. If you believe that you are not required to disclose the goal, please provide us with analysis supporting your position. See Instruction 4 to Item 402(b) of Regulation S-K; see also Staff Observations in the Review of Executive Compensation Disclosure, available at http://www.sec.gov/divisions/corpfin/guidance/-execcompdisclosure.htm. To the extent that you have an appropriate basis for omitting the information, discuss how difficult it would be for you to achieve the undisclosed goal.
     RESPONSE: The 2006 EBITDA Goal for the Company’s Executive Bonus Plan (the “Bonus Plan”) was $171 million and that goal was met by the Company.
10.	We note that the compensation committee has the authority to set goals other than EBITDA and to use its discretion with respect to the payment of cash bonuses. Please describe the circumstances in which the compensation committee will determine appropriate to use measures other than EBITDA and to apply its discretion. Further, elaborate as to how discretion may be applied. For example, disclose whether there are any restrictions on how discretion may be applied, limiting the committee to either downgrade or upgrade the amount of the bonus. Also disclose whether discretion was applied in determining the bonus amounts for 2006. We note that Mr. Deese was awarded a bonus based on factors other than or in addition to EBITDA.
     RESPONSE: Under the terms of the Bonus Plan, the Committee retains the authority to determine that a goal other than EBITDA is appropriate for executives and in such cases, the Committee may prescribe a goal based, for instance, on the performance of a product group, division, subsidiary or other management reporting unit. The Committee retains the discretion to award a bonus outside of the Plan, in unusual circumstances, which awards would not qualify for the exemption from restrictions on deductibility imposed by Internal Revenue Service Section 162(m). The Committee did not exercise discretion with respect to payouts in 2006 to the Company’s named executive officers and all bonuses paid to the named executive officers in 2006, including Mr. Deese, were based solely on the EBITDA formula set forth in the Bonus Plan.
     If the Committee sets a goal other than the EBITDA goal for any named executive officer or exercises discretion with respect to future awards outside the Plan, the Company will disclose: (a) the goal utilized in the calculation of the bonus or if there is an appropriate basis to omit the goal, the Company will disclose how difficult it would be for the Company to achieve the undisclosed goal and (b) if discretion has been exercised in connection with an award, the considerations of the Committee in exercising such discretion in the Compensation Discussion and Analysis of the applicable proxy statement. In addition, in future filings, the Company will state that Mr. Deese’s bonus was based solely on the EBITDA formula in the Bonus Plan or whatever measure is deemed appropriate by the Committee, and delete the reference to awarding Mr. Deese’s bonus based upon “superior individual performance and financial results.”
11.	In a related matter, we note that Mr. Deese was awarded a bonus amount significantly higher than the bonus awarded to other named executive officers. In fact, you note that

Mr. Deese’s bonus for 2006 was 31% higher than the amount he received in 2005 and that the rest of the named executive officers received, in the aggregate, an amount 19% higher that the amount paid to them in 2005. You attribute this to the Mr. Deese’s individual performance and the financial results. Similarly, we note that the amounts represented by the stock and option awards received by Mr. Deese were higher than the amounts awarded to other named executive officers. Please revise your disclosure to discuss in more detail the reasons for awarding the named executive officers bonus amounts and stock and options awards that significantly differ in value. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release 33-8732A. If policies or decisions relating to a named executive officer are materially different from the other officers, discuss this on an individualized basis.
     RESPONSE: The primary reason for the differences between the amounts of compensation for George Deese and for other named executive officers was that Mr. Deese’s role as Chairman of the Board, Chief Executive Officer and President warranted compensation at a level comparable to the compensation of similarly situated chairman and chief executive officers in comparable companies and the Committee deemed Mr. Deese’s compensation appropriate to achieve the Company’s goals of retaining Mr. Deese and aligning his interest with those of the shareholders by rewarding performance pursuant to established performance objectives set forth in the Company’s incentive compensation plans..
     The Committee together with Towers Perrin, the Company’s independent compensation consultant, conducted a benchmark analysis of chief executive officer compensation and the compensation of the other named executive officers which included the companies in the Company’s Relevant Market Sector and set compensation for the named executive officers at the 50th percentile of the Relevant Market Sector. Please note the responses to Comments 7 and 8 for a list of companies comprising the benchmark analysis and a discussion of the Relevant Market Sector. The Committee generally seeks to establish that each element of the named executive officers compensation (salaries, bonus, long-term and incentive awards) should approximate the 50th percentile of the Relevant Market Sector because it is their intention to set executive salaries high enough to be competitive and to attract and retain a strong motivated leadership team but not so high that it creates negative perception among other constituencies. The Committee, with input from Towers Perrin, concluded that the proposed compensation level and the proposed performance objectives under the Company’s incentive and equity compensation plans for each named executive officer was within the competitive practice for similarly situated executives in similarly situated companies. The Committee concluded that Mr. Deese’s compensation was competitive with similarly situated chief executive officers at comparable companies and was appropriate to meet the Company’s goal to retain Mr. Deese and to align his interests with those of its shareholders.
Long-Term Incentive Compensation, page 18
12.	Please discuss in some detail the rationale for setting the option and stock awards for 2006 at the disclosed levels.

     RESPONSE: After a review of competitive long-term incentive market practice trends, the Committee determined that equity-based awards for the named executive officers would be split between stock options and performance-contingent restricted stock. This mix reflects the Committee’s consideration of competitive market practices and the desire to balance both the annual accounting expense and share dilution associated with the long-term incentive program with a need to focus executives on long-term stock price appreciation and efficient use of capital. The Committee’s decision to utilize stock options reflects the compensation strategy of rewarding named executive officers for achieving growth in share price and creating alignment with shareholder value creation. The Committee’s decision to utilize performance-contingent restricted stock is intended to ensure executives’ focus on capital investments that exceeded the company’s weighted average cost of capital given that the restricted stock vests only if the Company’s return on invested capital over the vesting period equals or exceeds its weighted average “cost of capital” for the same period (the “ROI Target”).
     The determination of 2006 option and stock award levels for the named executive officers was based on the Committee’s compensation philosophy of granting long-term incentive awards at the 50th percentile of the company’s Relevant Market Sector, as determined through the annual benchmarking process, described in our response to Comment 8. Additionally, the Committee reviews the projected expense impact of the awards, in aggregate, on the Company’s earnings for the anticipated fiscal year. The competitive market long-term incentive award grant levels are equally split to deliver 50% of a competitive award via stock options and 50% via performance-contingent restricted stock. The equal split in the award mix reflects the desired balance and emphasis by the Committee on stock price appreciation (via stock options) and efficient use of capital (via the ROI Target on performance-contingent restricted stock). The specific grant levels for Mr. Deese and each of the other named executive officers are derived from competitive market 50th percentile long-term incentive award levels identified via the benchmarking process. This grant process is applied similarly to all other executives and managerial personnel participating in the long-term incentive program.
     Further, and as noted in detail in the proxy, the 2006 long-term incentive program includes a relative total shareholder return (“TSR”) modifier for the performance-contingent restricted stock awards. The Committee’s rationale for the relative TSR modifier is to include an external market performance metric for the performance-contingent restricted stock award, in addition to the ROI Target. The Committee selected the S&P Packaged Food & Meat Index, an established index that investors may use to rank our Company’s performance, as the market comparison for relative TSR. The relative TSR performance modifier scale was selected based on the Committee’s judgment and, competitive market data and advice provided by Towers Perrin.
     Existing outstanding equity grants or stock ownership levels of a named executive officer were not considered by the committee in determining the value or size of 2006 long-term incentive grants.
Potential Payments Upon Termination or Change in Control, page 28
13.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans. See Item 402(b)(l)(v) and 402(j)(3) of Regulation S-K.
     RESPONSE: The only event which triggers payments or provision of benefits in the event of a change of control, pursuant to the Company’s Separation Agreements, is the termination of an executive’s employment, other than for death, disability or for Cause (as defined in the agreements) or voluntary resignation other than for Good Reason, during the period (from one to three years as provided in the specific agreement), following the change of control. In addition, under the provisions of outstanding equity grants and stock appreciation rights, any unvested awards will vest upon a change of control. Any undistributed amounts under the Company’s deferred compensation plan will be distributed upon a change of control, as well.
     The Committee reviewed the terms of the Separation Agreements for each named executive officer and determined that the potential benefit levels under such agreements were competitive against the benchmarking analysis conducted for 2006 and were necessary to maintain management objectivity in the limited circumstance of a change of control.
* * * * *
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 581-8649 in connection with any questions or comments relating to the filings by the Company. In addition, we would appreciate if future comment letters are addressed to the attention of Stephen R. Avera, General Counsel of the Company, with a copy sent to me via facsimile at (404) 581-8330. Thank you for your attention to this matter.

Sincerely,
/s/ Sterling A. Spainhour, Jr.

Sterling A. Spainhour, Jr.

cc:     Stephen R. Avera, Esq.
          A. Ryals McMullian, Esq.